Exhibit 12.2

Computation of Ratio of Debt-to-Equity

	At December 31, 2006

Repurchase agreements	$5,722,711
Mortgages payable on real estate	9,606

Total Debt	$5,732,317

Stockholders’ Equity	678,558

Ratio of Debt-to-Equity	8.4:1
or	8.40	x

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